EURASIAN MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
PERIOD ENDED DECEMBER 31, 2011
(INCLUDING EVENTS AFTER REPORTING DATE TO APRIL 26, 2012)

GENERAL

The following management’s discussion and analysis of financial condition and results of operations of Eurasian Minerals Inc. (“Eurasian” or “EMX” or the “Company”) is prepared as at April 26, 2012, and should be read in conjunction with the Company’s audited consolidated financial statements for the nine month period from April 1, 2011 to December 31, 2011 and for the year ended March 31, 2011 and the related notes thereto, which are the Company’s first annual financial statements prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar amounts included therein and in the following MD&A are expressed in Canadian dollars except where noted. IFRS became effective April 1, 2011, the adoption date, with April 1, 2010 as the transition date for the Company, and replaced the previous accounting standards of Canadian generally accepted accounting principles (“Canadian GAAP”). The effects of adopting IFRS are discussed below.

The Company changed its fiscal year end from March 31 to December 31, effective for the period ending December 31, 2011. The change in the fiscal year end is being made for the purpose of streamlining the Company’s financial reporting. As a result of the change in year end, the amounts presented in the consolidated financial statements are not entirely comparable with the comparative amounts.

FORWARD LOOKING INFORMATION

This MD&A may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this MD&A, words such as “estimate”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, and other risk factors and forward-looking statements listed in the Company’s most recently filed Annual Information Form (“AIF”), actual events may differ materially from current expectations. More information about the Company including its AIF and recent financial report is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 40-F, including the Annual Information Form (“AIF”) and recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website www.eurasianminerals.com.

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

The MD&A uses the terms “inferred” and “indicated” resources. Eurasian advises investors that although these terms are recognized and required by Canadian regulations (under NI 43-101), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that “inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable. Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

COMPANY OVERVIEW

Eurasian is a Tier 1 company that trades on the TSX Venture Exchange and the NYSE Amex. It is primarily in the business of exploring for metals and minerals but also makes selective investments in other resource companies. The Company conducts exploration on properties located primarily in Turkey, Haiti, Europe, Southwest United States, and the Asia Pacific region. Eurasian Capital, the Company’s royalty and investment portfolio management division of the Company, focuses on building a portfolio of revenue generating royalties to complement the Company's prospect generation business model.

Eurasian operates primarily as a prospect generator. Under the prospect generation business model, Eurasian investigates and acquires quality mineral exploration projects and then options or sells such projects to other parties. By optioning or selling interests in its projects to third parties, Eurasian reduces its exposure to the costs and risks associated with early stage mineral exploration. This preserves the Company’s treasury, which can be utilized for further project acquisitions and strategic investments. In consideration for selling or optioning its projects, the Company may retain an equity interest in the project or receives shares in the capital of the company acquiring it. Eurasian also retains a royalty interest in any future production of minerals and metals from the project, thereby organically adding to its royalty portfolio.

COMPANY HIGHLIGHTS

Current period highlights (including events after reporting date up to April 26, 2012) included:

  The Company entered into a definitive agreement with respect to a proposed merger with Bullion Monarch Mining Inc. (“BULM”). The Company agreed to acquire all of the outstanding common shares of BULM for which BULM shareholders will receive 0.45 of a common share of the Company and US$0.11 in cash for each BULM share held. As of the date of this MD&A, the acquisition has not yet closed.

  The Company’s common shares were approved for listing on the NYSE Amex beginning on January 30, 2012 under the ticker symbol “EMXX”.

  In April 2012 the sale of the Sisorta property was announced. Under an option agreement with Çolakoglu Ticari Yatirim A.S., a privately owned Turkish company, EMX and its joint venture partner Chesser Resources Limited agreed to sell the Sisorta asset in exchange for staged payments of 8,000 troy ounces of gold bullion and a 2.5% NSR royalty. EMX’s share will comprise 3,920 troy ounces of gold bullion and a 1.225% NSR Royalty.

  The Haiti joint venture with Newmont Ventures Limited, a wholly owned subsidiary of Newmont Mining Corporation, completed the evaluation of EMX's 27 existing prospecting permits, and submitted technical reports and research permit applications as required by Haitian mining law. This work also resulted in the granting of 19 new prospecting permits covering favorable exploration ground.

  The Company established a Regional Acquisition Alliance with Vale Exploration Canada Inc., a subsidiary of Brazilian-based Vale S.A. ("Vale"), focused on identifying and developing copper projects in the western United States.

  The 2011 drilling campaign at the Akarca project in Turkey included discovery holes at the Sarikaya and Percem Tepe prospects, and also further expanded gold-silver zones within the Arap Tepe and Central Target areas.

  An additional exploration license was granted at the Koonenberry project in Australia, bringing EMX’s total to fourteen contiguous exploration licenses covering over 2,360 square kilometers along the Koonenberry gold belt.

  During the nine month period ended December 31, 2011, the Company incurred $8,436,143 in expenditures on its exploration portfolio, and recovered $4,598,919 pursuant to its joint venture agreements.

  During the nine month period ended December 31, 2011, the Company incurred a net loss of $9,748,817 compared to a net loss of $10,309,566 in the previous comparative fiscal year.

EXPLORATION REVIEW

EMX’s on-going success in executing the prospect generation business model led to the accomplishment of several corporate goals during the last year. Major milestones from early 2011 include the signing of Strategic Alliances for copper exploration in Sweden with Antofagasta Minerals S.A. (“Antofagasta”) and the Western U.S. with Vale Exploration Canada (“Vale”). In both cases, the partner companies are funding regional exploration programs, and properties elected as Designated Projects are subject to earn-in agreements whereby Antofagasta or Vale can earn a 70% or 75% interest, respectively, by sole-funding work through the delivery of a feasibility study. These agreements with two top caliber partners give EMX significant support for exploring in two highly prospective regions. Further, the Vale and Antofagasta agreements were signed in quick succession, further underscoring EMX’s accelerating development of exploration partnerships and a rapidly growing exploration portfolio.

In Turkey, drilling at the Akarca JV project with partner Centerra Gold Inc. (“Centerra”) continued to discover additional zones of gold-silver mineralization, as well as in-fill and extend the known mineralized zones. Akarca is a developing district-scale exploration play that has further upside discovery potential, and is also advancing towards initial resource definition. In addition, EMX’s business unit in Turkey also accomplished a major objective recently with the execution of an option agreement to sell the Sisorta joint venture property in exchange for staged payments of gold bullion and an NSR royalty. The Sisorta agreement is structured to generate an on-going revenue stream over the next five years, as well as provide an organically generated royalty asset to the benefit of EMX.

Another major milestone from 2011 was achieved in Haiti, where lands subject to the EMX-Newmont Strategic Venture Agreement were selected as Designated Projects by partner Newmont Ventures Limited (“Newmont”). This is another example of EMX’s execution of the prospect generation business model, with Newmont managing and funding the Designated Project exploration programs in Haiti. Newmont is advancing multiple drill-ready projects and generating new high-priority grassroots exploration targets for follow-up. An April 2012 development is the signing of the Memorandum of Understanding (“MOU”) between the joint venture and the government of Haiti. The MOU allows drilling on select projects and sets protocols for on-going discussions regarding ratification of the pending Mining Convention.

Additional highlights from the year include the consolidation of over 2,360 square kilometers of mineral rights across the highly prospective and underexplored Koonenberry gold belt in Australia, advancement of the Balya lead-zinc-silver royalty property in Turkey towards production status, and the sampling of new zones of gold mineralization and fulfillment of 2011 work requirements for the Gezart license in the Kyrgyz Republic. Several companies have expressed interest in EMX properties that remain available for partnership, including Koonenberry, the Alankoy porphyry copper, Trab-23 porphyry gold, and Golcuk bedded copper-silver projects in Turkey, and copper and gold projects in the Western U.S. not covered by the Vale agreement.

EMX has outright control or shared interests in over 140 properties on four continents. Roughly two-thirds of these properties are funded wholly, or with substantial contributions, from partner companies. In total, Eurasian’s partners are committed to exploration expenditures of over $15 million in 2012 that will continue to grow the in-the-ground value of the property portfolio. Meanwhile the EMX team continues to develop new early stage opportunities worldwide to fill the exploration pipeline in anticipation of new discoveries.

TURKEY

Eurasian’s property portfolio in Turkey is comprised of five exploration and five exploitation licenses that cover over 20,000 hectares in the Western Anatolia and the Eastern Pontides mineral belts. The properties include bulk tonnage gold, gold-silver vein, bedded copper-silver, and porphyry copper targets. EMX has two joint ventures in Turkey, including the Akarca property joint venture with a wholly owned subsidiary of Centerra Gold Inc. and the Sisorta joint venture with ASX listed Chesser Resources Limited (“Chesser”). EMX also holds royalty interests on the Balya and Aktutan properties. Significant drill programs were conducted in 2011 at the Akarca JV project and the Balya royalty property.

Akarca

The Akarca joint venture project, located in Turkey’s Western Anatolia region, is characterized by multiple prospects and recent discoveries of gold-silver mineralization within a district-scale area of 6 by 1.5 kilometers. Gold-silver vein mineralization was discovered by Eurasian in 2006, and the property’s six primary mineralized zones are covered by two exploitation licenses totaling 3901.31 hectares.

Gold and silver are hosted as both structurally focused vein-style, as well as lithologically controlled disseminated-style mineralization. The quartz veins tend to host the higher grade mineralization, while the silicified halos in the wall-rocks host the lower grade disseminated mineralization. Gold and silver grades in the mineralized zones range from greater than 0.2 g/t gold and geochemically anomalous to over 10 g/t silver, with locally higher grades of greater than 10 g/t gold and/or greater than 100 g/t silver. The mineralized zones are consistently oxidized to depths of 80 to 100 meters.

The 2011 drill campaign consisted of twenty core holes totaling approximately 2,600 meters. The drill results included discovery holes at the Sarikaya and Percem Tepe prospects, and also further expanded the gold-silver zones within the Arap Tepe and Central Target areas.

  Sarikaya Tepe, located west of the Central Target area, is a 2010 EMX discovery defined as a broad, 500 by 75 meter zone of gold-silver mineralization, quartz veining and silicification, and IP-resistivity anomalies coincident with a steep north-northwest trending topographic high. Three 2011 core holes delineated approximately 200 meters of strike length at a drill spacing of 75-100 meters. Results include a near surface intercept of 14.2 meters averaging 4.61g/t gold, and a deeper zone with an intercept of 67.9 meters averaging 1.35 g/t gold and 16.08 g/t silver. In addition to the thicker intercepts of gold-silver mineralization, there are also higher grade sub-intervals such as 11.4 meters averaging 4.90 g/t gold and 45.75 g/t silver and 5.8 meters averaging 10.00 g/t gold and 4.16 g/t silver. Note that true widths are interpreted to be approximately 70- 90% of the reported interval length for the Sarikaya Tepe drilling.

  Percem Tepe, located approximately four kilometers northeast of the Central Target area, is also a recent discovery from 2010. The prospect was initially delineated as an 800-meter long trend of oxide mineralization from surface exposed gold-silver zones, as well as concealed targets identified by IP-resistivity anomalies. The 2011 drilling consisted of four holes that intersected two sub-parallel zones located approximately 650 meters from each other along a northwest trend with intercepts that include 102.2 meters (66-86m true width) averaging 0.57 g/t gold and 5.50 g/t silver.

  Arap Tepe is a three by two kilometer, northwest trending corridor of oxide gold-silver mineralization, quartz veining, and IP-resistivity anomalies located approximately three kilometers east of the Central Target area. The Arap Tepe prospect hosts higher grade gold-silver vein mineralization at the surface, as well as nine IP-resistivity anomalies representing over 3000 meters of untested vein zone targets beneath cover. Eleven out of thirteen holes at Arap Tepe have intercepted significant gold-silver mineralization, with 2011 results that include 55 meters (43m true width) averaging 0.67 g/t gold and 2.44 g/t silver.

  The Fula Tepe and Kucukhugla Tepe prospects occur in the 2.1 by 2.2 kilometer Central Target area, along with the Hugla Tepe zone. At Fula Tepe, three holes drilled in 2011 broadened the zone, and together with previous drilling delineate a 350 by 140 meter oxide gold-silver zone within an overall 900 by 200 meter target corridor. Drill intercepts from 2011 include 15.4 meters (10m true width) averaging 1.96 g/t gold and 15.95 g/t silver. Three new holes at Kucukhugla Tepe filled in the zone along strike, and combined with earlier drilling define a broad, 100 meter wide corridor of mineralization occurring in two sub-parallel systems of veining and stockworking. Significant mineralization has been intersected in 16 out of 20 holes along 600 meters of strike length, including a 2011 intercept of 36.5 meters (24-31m true width) averaging 0.51 g/t gold and 45.76 g/t silver, with a higher grade sub-interval of 2 meters averaging 1.99 g/t gold and 536.62 g/t silver.

All of the gold-silver zones remain open along strike as well as down-dip. Overall, Akarca has only been drill tested to relatively shallow depths (i.e., 30 to 110 meters) especially considering the vertical ranges typical for epithermal sulfidation vein systems. Basement-hosted structures at depth present excellent exploration targets for follow-up. There are also a significant number of untested IP-resistivity targets that provide further upside exploration potential on the property.

EMX and Centerra are planning a 2012 exploration program that includes a core drilling campaign to in-fill and further delineate the mineralized zones, explore for basement-hosted gold-silver mineralization, and test concealed targets identified by IP-resistivity anomalies. The program also includes additional surface geochemical sampling, geologic mapping, and geophysical surveys to explore for new discoveries, as well as extend the known mineralized zones. Metallurgical test work to characterize the gold-silver mineralized material is also planned for 2012.

EMX filed an updated NI 43-101 technical report for Akarca on SEDAR in January 2012.

Sisorta

The Sisorta joint venture project, located in the Eastern Pontides mineral belt, is a high sulfidation epithermal gold deposit with an NI 43-101 mineral resource at a 0.4 g/t cutoff of 91,000 indicated gold ounces from 3.17 million tonnes averaging 0.89 g/t, and 212,000 inferred gold ounces from 11.38 million tonnes averaging 0.58 g/t. Near-surface, oxide mineralization represents 76% of the indicated gold ounces, and 73% of the inferred gold ounces, thereby establishing the property’s potential for developing a small scale, open pit mining operation. The Sisorta JV is 51% owned by Chesser Resources Limited and 49% owned by EMX.

In April, 2012, the sale of the Sisorta joint venture property was announced. Under an option agreement with Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company, owners EMX and Chesser Resources Limited (“Chesser”) agreed to sell EBX Madencilik A.S. ("EBX Turkey"), a Turkish corporation that controls the Sisorta property, in exchange for staged payments of 8,000 troy ounces of gold bullion and a 2.5% NSR royalty. EMX’s share will comprise 3,920 troy ounces of gold bullion and a 1.225% NSR royalty. The joint venture funded exploration, and subsequent sale of the Sisorta property is another outstanding example of executing the prospect generation business model to EMX’s advantage.

Balya

The Balya royalty property is located in the historic Balya lead-zinc-silver mining district in northwestern Turkey. Eurasian holds a 4% net smelter returns royalty on the property, which the Company retained when it sold the property to Dedeman Madencilik San ve Tic. A.S. in 2006. Since acquiring the property, Dedeman has drilled over 140 core holes totaling more than 27,000 meters. The 2011 drill program focused on further extending and infilling the Hastanetepe zone, which is a shallowly dipping lead-zinc-silver mineralized zone that occurs as multiple stacked horizons hosted in limestones and dacites. Recent 2011 results include an intercept of 14.3 meters (true width of 10-12.9m) averaging 18.15% lead, 9.14% zinc, and 242.4 g/t silver from hole DB-61A. The Hastanetepe zone remains open for extension along strike, down-dip and to depth.

Dedeman is internally reviewing the Balya property’s potential as a small-scale underground mining operation. As a key step in advancing the project from exploration to production, Dedeman converted the Balya exploration license to an exploitation license in February 2012.

Other Properties in Turkey

Elsewhere in EMX’s exploration portfolio, properties such as the Trab-23 copper porphyry, Alankoy copper-gold porphyry, and Golcuk copper-silver projects have received interest from several potential partners. The Elmali JV project with Centerra was dropped early in 2012 due to a lack of encouraging exploration results. Eurasian continues to evaluate other projects in the portfolio, and assess new exploration and acquisition opportunities in Turkey.

Dr. Mesut Soylu, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Turkey.

HAITI

Eurasian and joint venture partner Newmont Ventures Limited, a wholly owned subsidiary of Newmont Mining Corporation, are exploring a land position along 130 kilometers of strike length covering much of Haiti’s Massif du Nord mineral belt. A major EMX milestone was achieved in early 2011 when Newmont elected the remaining exploration properties governed by the Strategic Venture Agreement as Designated Projects (“DP”). A Designated Project is an area of land that may have one or more exploration targets, and is subject to certain earn-in requirements that vary from project to project.

There are six DPs across northern Haiti that contain multiple gold, copper, copper-gold and copper-gold-silver occurrences, prospects, and deposits. Exploration of this portfolio is funded and managed by Newmont as a condition of their Designated Project earn-in requirements. In a recent development, Newmont relinquished their rights in the Grand Bois Research Permit that covers the historic gold resource area; as a result, EMX has regained 100% control of the Grand Bois project.

An over-arching focus of the 2011 exploration programs was the systematic evaluation of the joint venture’s property portfolio across northern Haiti. The JV’s work ranged from reconnaissance to prospect scale geological mapping, geochemical sampling, and geophysical survey programs. These integrated work programs identified several new prospects, many with district-scale exploration potential, that include porphyry copper-gold, copper-gold skarn, shear zone hosted gold, intrusion related gold-silver, and base metal vein systems. The comprehensive nature of the work completed in 2011 resulted in the consolidation of the JV’s land position in Haiti through the acquisition of 19 new permits in prospective areas, as well as by relinquishment of ground with low exploration potential.

A Memorandum of Understanding was signed by the joint venture and the government of Haiti that establishes protocols to continue discussions regarding the pending Mining Convention, and allows drilling on selected projects.

Northwest Haiti Designated Project (including Vert de Gris prospect)

The Northwest Haiti DP’s Vert de Gris prospect is a porphyry copper-gold-molybdenum target defined within a 1.0 by 1.5 kilometer copper-in-soil anomaly of greater than 0.1% copper. The dimensions and tenor of the Vert de Gris anomaly compare favorably with copper-in-soil footprints of several porphyry copper deposits from around the world. Mapped geology and alteration show clear evidence of a laterally extensive porphyry-type system. The JV has conducted a systematic evaluation of the project, including detailed geologic and alteration mapping, airborne and ground geophysical surveys, and geochemical sampling programs that have outlined several drill-ready targets.

Exploration work approximately 45 kilometers southeast of Vert de Gris identified multiple copper-gold prospects within a 14 kilometer long, northwest trending corridor of skarn-related alteration and mineralization. Elsewhere within the Northwest Haiti DP, regional BLEG (Bulk Leach Extractable Gold) and stream sediment geochemical sampling has yielded multiple gold, copper, and molybdenum anomalies for follow-up.

Grand Bois Research Permit and Surrounding Properties Designated Project

Newmont recently relinquished its interest to EMX in the 50 square kilometer Research Permit that covers the Grand Bois historic resource area. However, Newmont did elect to retain its exploration interest in the Designated Project’s permits that surround the Research Permit. Newmont will continue to fund and manage the exploration work on these surrounding properties as a Designated Project.

The joint venture’s drilling on the Grand Bois Research Permit tested the near-surface, oxide gold zone, as well as the property’s copper exploration potential at depth. Recent work at the Grand Bois suggests that the gold mineralization may be spatially related to a porphyry copper-gold system. The Company is reviewing its options for the Grand Bois project as a 100% EMX asset.

La Mine Designated Project

The EMX-Newmont JV identified several drill-ready targets within the La Mine DP from earlier work. The targets include three copper-silver-gold prospects named Champagne, Chardonnay, and Bordeaux that occur within an 18 square kilometer area. These prospects, as well as multiple higher-grade copper-silver rock samples (i.e., 1-10% Cu and 30-100 g/t Ag) collected from veins and mineralized structures, are situated in a north-northwest trending structural corridor with district-scale exploration potential.

La Miel Designated Project

The joint venture previously outlined drill-ready targets at the La Miel DP's Savane La Place prospect that occur within an area of strong epithermal alteration and gold mineralization. EMX trench sampling results include 243 meters (interpreted true width) averaging 1.71 g/t gold. The Savane La Place gold prospect was the first project selected for drilling under the new MOU, and a diamond drilling program commenced April 12th.

At La Miel’s Grande Savane prospect, an alteration zone of 2000 by 700 meters, including a smaller 400 by 500 meter area of silica-clay alteration with barite and iron oxides that correlates with gold mineralization, has been defined by over 950 meters of trenching and mapping.

North Central Haiti Designated Project

The JV indentified two gold mineralized areas in the North Central Haiti DP based on reconnaissance BLEG sampling. One of the BLEG gold anomalies consists of contiguous stream drainages covering more than 20 square kilometers. The second BLEG anomaly covers a two kilometer long, northwest trending regional shear zone.

Northeast Haiti Designated Project

The joint venture’s exploration work focused on reconnaissance mapping and BLEG sampling, and the results of these assessments identified several gold and copper anomalies and prospects for follow-up evaluation.

Government Negotiations and Mining Convention

The joint venture’s Memorandum of Understanding with the government of Haiti will assist in concluding the Mining Convention and accelerate the advancement of prospects ready for drill evaluation. The MOU establishes procedures under which the parties agree to use good faith efforts to conclude the Mining Convention, and allows exploration drilling on certain projects while ratification of the Mining Convention is finalized. Once ratified, the Mining Convention will set the financial and related conditions for project exploration, development, exploitation and closure.

Mr. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed and verified the above technical disclosure on Haiti.

AUSTRALIA AND ASIA-PACIFIC

Eurasian’s Australia and Asia-Pacific business unit continued to focus on exploration of the Koonenberry gold belt in New South Wales, Australia. In addition, exploration opportunities were identified throughout the Australia and Asia-Pacific region, and evaluations, license applications, and negotiations are currently underway for several properties.

Koonenberry

EMX acquired an additional exploration license in October, 2011 that increased the Koonenberry property package to fourteen contiguous exploration licenses either 100% owned or controlled by Eurasian. The licenses cover over 2,360 square kilometers of prospective ground that hosts gold occurrences and exploration targets along the length of the 100 kilometer Koonenberry gold belt.

A key EMX exploration objective at Koonenberry has been to identify the bedrock source(s) of gold nuggets and specimen gold found on the property. Last year, EMX’s reconnaissance sampling on the property yielded rock chip samples from mineralized bedrock (including occurrences of visible gold) that assayed 8.84 g/t, 8.71 g/t, 4.07 g/t, 1.13 g/t, 0.73 g/t and 0.56 g/t gold. These bedrock samples occur in the central portion of the property, as well as in the new license area. The central property area is also characterized by two 50 square kilometer gold in stream sediment anomalies identified from BLEG (Bulk Leach Extractable Gold) analyses.

The distribution of known gold occurrences, stream sediment gold anomalies, and mineralized rock samples are coincident with a prominent regional scale anticline identified by EMX's high resolution airborne geophysical survey that was completed early in 2011. Analysis and interpretation of the geophysical data, as well as geological mapping, outline numerous antiformal and related structural elements that are remarkably similar to the geologic environment hosting the orogenic deposits of the Victorian Goldfields. The Victorian Goldfields, also located in southeastern Australia, have produced more than 2,500 metric tonnes of gold (i.e., 80 million troy ounces) (Phillips and Hughes, 1996; The Geology and Deposits of the Victorian gold province: Ore Geology Reviews, v 11, p. 255-302).

The identification of outcrop exposures of gold mineralization, along with the substantial quantity of gold already found in eluvial materials and stream sediments, further highlights Koonenberry’s strong exploration potential. The results from EMX’s project-wide exploration assessment have been used to select priority target areas for follow-up trenching, bedrock geochemical drilling and scout drill testing slated for early second quarter, 2012. Ongoing discussions continue with potential joint venture partners interested in the property.

Mr. David Z. Royle, FAusIMM, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Australia and the Asia-Pacific.

EUROPE

EMX’s 2011 exploration initiatives were principally directed to advancing the exploration programs in Sweden. Elsewhere in Europe, early-stage business opportunities were identified and advanced.

Sweden

Eurasian’s Swedish subsidiary has consolidated a portfolio in Sweden totaling over 900 square kilometers of exploration permits that include a variety of porphyry copper and Iron-Oxide-Copper-Gold (IOCG) exploration properties, in addition to known areas of copper, gold, and platinum group element-enriched styles of mineralization. EMX entered into a Strategic Alliance and Earn-In Agreement focused on copper exploration with Antofagasta Minerals S.A. in February, 2011. The agreement with Antofagasta includes a regional strategic exploration alliance, and assigns EMX’s Kiruna South and Norrmyran copper properties as Designated Projects.

EMX and Antofagasta Strategic Alliance. Eurasian and Antofagasta are working together on generative programs to identify prospective copper exploration targets throughout Sweden. Properties with high exploration potential are nominated by EMX for Antofagasta’s consideration as Designated Projects. Antofagasta can choose to accept the Designated Project status for a property by entering into a Joint Venture Earn-in Agreement with a right to earn up to 70% of the project. If a property is declined as a Designated Project, EMX is free to advance that property on its own terms with no further obligation to Antofagasta. In support of the alliance activities, Antofagasta is funding at least US $250,000 annually toward generative efforts for a two year period (2011-2012), which may be extended by mutual agreement.

Kiruna South Designated Project. Antofagasta selected EMX’s “Kiruna South Properties” as the first Designated Project under the alliance. These properties are located in the Kiruna iron-copper-gold metallogenic province of northern Sweden, and include Eurasian’s Pikkujärvi, Puoltsa, Kalixfors, and Saivo exploration permits. The Pikkujärvi and Puoltsa properties host several IOCG targets, including a zone of historic drill-defined copper and gold mineralization at Sierkavare on the Pikkujärvi 1 permit. Coincident geophysical and geochemical anomalies persist for approximately four kilometers along strike. In addition, several untested copper-molybdenum-gold geochemical anomalies and porphyry copper targets are located elsewhere in the Kiruna South Properties.

The initial focus for the Kiruna South Designated Project was on copper-gold mineralization at the Sakkek prospect. This work followed-up on mineralization intersected in a shallow 80 meter hole drilled by Swedish Geological AB (a state-owned exploration service company) in the mid-1980s. The historical hole was drilled along the margin of a prominent 1.5 by 1 kilometer geophysical anomaly that coincides with a stock of quartz-feldspar porphyry, and contains intense potassium-silicate alteration and copper and gold mineralization. EMX concluded a shallow, 1,727 meter geochemical sampling campaign through glacial till in the Sakkek area that identified several new zones of copper anomalism and copper mineralization within the geophysical anomaly. Follow-up diamond drill tests commenced in the first quarter of 2012, with assay results pending.

At the Pikkujärvi IOCG prospect, follow-up exploration was conducted on a zone of historic drill-defined copper and gold mineralization. This work included helicopter supported field assessment that identified copper geochemical anomalies at the contact between intrusive granite and a greenstone sequence, along strike approximately three kilometers southwest from the Sierkavare copper deposit.

A deep till geochemical sampling campaign at the Sakkek and Pikkujärvi prospects commenced in December, 2011, and was underway through the first quarter of 2012. Assay results are pending.

Norrmyran Designated Project. Norrmyran was selected by Antofagasta in January, 2012 as the second Designated Project under the alliance. The property consists of EMX's Norrmyran 1 and 2 exploration permits in Västerbotten County, northern Sweden. The permits cover an area of 126 square kilometers in the productive Skellefte Mineral Belt of volcanogenic massive copper-zinc sulphide and porphyry copper mineralization. Eurasian's work on the property includes outcrop and boulder mapping of geology, alteration, and copper-gold mineralization, as well as the assessment of geological, geochemical, and geophysical databases included in the acquisition of the Phelps Dodge Exploration Sweden AB assets from Freeport-McMoRan Exploration Corporation in 2010. EMX has identified a porphyry copper target area beneath glacial cover at Norrmyran that will be tested with a program of diamond drilling planned for spring 2012.

Other Eurasian Property Interests in Sweden. EMX has continued to acquire and advance other exploration properties throughout Sweden. Compilation of historic data from the Storåsen copper-gold-PGE property in central Sweden has led to the identification of multiple exploration targets. The Storåsen property is being advanced outside of the Eurasian-Antofagasta alliance.

In addition to exploration permits, Eurasian also holds royalty interests in the Viscaria and Adak properties that resulted from the purchase of the Phelps Dodge Exploration Sweden AB assets.

Dr. Duncan Large, Eur. Geol., C. Eng, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on Europe.

NORTH AMERICA

Eurasian’s property and royalty portfolio in North America, which is held through its wholly-owned subsidiary, Bronco Creek Exploration (“BCE”), is comprised of 22 exploration properties covering more than 39,000 hectares in Arizona, Nevada, and Wyoming. Six new projects acquired during the reporting period include Lomitas Negras, San Manuel, Buckhorn Creek, Cruiser Gold, Frasier Creek, and Hartman Wash. The portfolio includes porphyry copper-molybdenum, porphyry copper-gold, bulk tonnage gold, and high-grade gold-silver vein targets. Drill programs were conducted at the Middle Mountain, Red Hills, Cathedral Well, and Mesa Well projects, all of which were funded by EMX’s joint venture partners.

In April of 2011, Eurasian established a Regional Acquisition Agreement with Vale Exploration Canada Inc. (“Vale”), a subsidiary of Brazilian-based Vale S.A., focused on copper exploration in the western United States. The agreement includes a regional exploration portfolio generation program managed by Eurasian and 100% funded by Vale, with a minimum first year expenditure of US $350,000. The regional program can be renewed on an annual basis by mutual agreement of both EMX and Vale, and in January of 2012, Vale informed BCE that it will fund a second year. Vale has the first right of offer on all of BCE’s new projects generated within the states of Arizona, Nevada, Utah, Idaho and Montana, as well as those properties already in the portfolio that are currently available for partnership. Vale can earn an initial 60% interest by electing a project as a Designated Project and spending US $4.5 million in exploration expenditures over a four year period. The Mesa Well and Copper Basin copper-molybdenum properties were elected by Vale as the first Designated Projects.

Eurasian now has ten joint ventures through BCE, seven of which are slated for drilling in 2012 with partner funding:

  Mesa Well joint venture with Vale;
  Copper Basin joint venture with Vale;
  Yerington West joint venture with Entrée Gold Inc. (“Entrée”)
  Superior West joint venture with Freeport-McMoRan Mineral Properties (“Freeport”);
  Middle Mountain and Red Hills joint ventures with GeoNovus Minerals Corp. (“GeoNovus”) and Inmet Mining Corp. (“Inmet”); and
  Silver Bell West joint venture with GeoNovus.

The other joint ventures are with Golden Predator Corp. (“Golden Predator”) on the Mineral Hill property in Wyoming and Ashburton Ventures Inc. (“Ashburton”) on the Cathedral Well and Richmond Mountain properties in Nevada.

Mesa Well Designated Project

The Mesa Well property, located in southeastern Arizona, is a porphyry copper-molybdenum target acquired by BCE in 2006. Joint venture partner Vale elected Mesa Well as the first Designated Project upon execution of the Regional Acquisition Agreement in April, 2011. A four-hole, 2,151 meter drill program was completed in early 2012. Two holes intersected porphyry-style alteration and veining with associated weak copper mineralization; assay results are pending. Permitting for a follow-up drill program is underway. EMX will be the operator of the Mesa Well Designated Project during the early stages of exploration.

Copper Basin Designated Project

The Copper Basin copper-molybdenum property is located in central Arizona, approximately 50 kilometers north-northwest of Phoenix, Arizona. Vale elected Copper Basin as the second Designated Project in September, 2011, and approved an initial US $550,000 budget. The project contains numerous surface shows of copper mineralization and portions of the property were explored during the porphyry copper exploration boom of the 1960s and 1970s. Fifteen known drill holes were completed during this time period within a tightly confined, 500 by 1000 meter area with ready access. Most of the holes were shallow (i.e., less than 130 meters total depth), with Humble Oil and Refining Company completing five deeper holes. The historic drill results suggest the presence of a significant porphyry system. Reconnaissance geological mapping and geochemical sampling, as well as a 432 line/kilometer ZTEM geophysical survey have recently been completed, and EMX has identified several new drill targets outside of the confined area of historic drill testing. Permitting is underway for a drill program slated to commence in the third quarter of 2012. Eurasian will be the operator during the early stages of exploration.

Superior West JV Property

The Superior West joint venture property is located west of the historic mining town of Superior, Arizona, and adjacent to the Resolution Copper property and its inferred resource of 1.34 billion tonnes averaging 1.51% copper (Rio Tinto Plc news release dated May 29, 2008). The Superior West property covers several porphyry copper targets, as well as the western extension of the historic Magma Vein. Joint venture partner Freeport completed a magnetotelluric geophysical survey over the property to delineate drill targets and permitted three drill sites. Freeport commenced a reconnaissance drill program in January, 2012.

Yerington West JV Property

The Yerington West joint venture property is located in the Yerington mining district of west-central Nevada. In 2007, EMX geologists identified an additional porphyry center concealed beneath younger cover rocks in the southwestern portion of the district. JV partner Entrée funded additional geochemical and geophysical work, as well as a review of available historic exploration results, to refine and prioritize drill site locations. Four holes were drilled in 2010, with one drill hole successfully reaching the target depths below 350 to 500 meters of post-mineral cover and intersecting 120 meters of porphyry-style mineralization with quartz-sulfide veining and visible chalcopyrite. A 20.7 meter intercept (interpreted as true width in porphyry style mineralization) averaged 0.14% copper. A follow-up drill program was originally slated for 2011, but was pushed back to 2012. The drill program is now underway.

Middle Mountain JV Property

The Middle Mountain project, located in central Arizona, is a porphyry copper-molybdenum target identified by BCE geologists in 2006. Joint venture partner GeoNovus, through funding from Inmet, completed an induced polarization (IP) geophysical survey consisting of 14.4 line/kilometers and a 1,600 meter drill test within two previously identified target areas. Hole MM-24 encountered 78 meters of quartz-sericite-pyrite alteration starting at a depth of 71 meters. The IP survey highlighted two new target areas. Subsequent to year-end 2011, JV partner Inmet and GeoNovus informed EMX that they will continue advancing the project. A follow-up drill program is underway.

Red Hills JV Property

The Red Hills project, located in central Arizona, is a porphyry copper-molybdenum target adjacent to an area of known copper mineralization and along the projection of a porphyry dike swarm. Joint venture partner GeoNovus, through funding from Inmet, completed an induced polarization (IP) geophysical survey consisting of 24.3 line/kilometers and a 601 meter drill test within a previously identified target area in the eastern portion of the property. The hole encountered weak porphyry style quartz-sericite-pyrite and chlorite-hematite alteration. Subsequent to year end, JV partner Inmet and GeoNovus informed EMX that they will continue advancing the project with a drill program on the western portion of the property.

Cathedral Well JV Property

The Cathedral Well project occurs within the southeastern extension of Nevada’s Battle Mountain-Eureka gold belt, and hosts several sediment-hosted gold targets identified by Eurasian through geologic mapping and soil geochemistry. In the first quarter of 2011, joint venture partner Eldorado Gold Corp. (“Eldorado”) completed a 1,426 meter, six hole drill program to test for an extension of mineralization under younger gravels projected from adjacent historic open pit workings at the Green Springs Mine. Four of the six holes reached the target depths, and encountered weakly altered host rocks. As a result of completing the initial drill program, Eldorado fulfilled its commitments to earn a 0.5% NSR royalty on the project by spending a total of Cdn.$785,373 in exploration costs and making a cash payment of Cdn.$133,916 to EMX. Eldorado has since terminated its joint venture interest in the project, while retaining the 0.5% NSR royalty interest. The property reverted 100% back to EMX, and Eurasian subsequently executed an option agreement with Ashburton Ventures Inc. (“Ashburton”).

Other Work Conducted by Eurasian in North America

EMX expanded the land positions at the adjacent Bullion Creek and Red Picacho properties, located in central Arizona, by staking an additional 1,257 hectares. The target is an epithermal gold system hosted within intensely pyrite-altered Tertiary volcanic and older basement rocks. Geologic mapping and stream sediment sampling results led to the recognition of a highly altered zone in an area of roughly two by five kilometers containing anomalous gold mineralization. Rock chip sampling verified a local bedrock source of gold mineralization seen in the stream sediments. In January 2012, Eurasian conducted a soil sampling program over both properties to aid in the delineation of drill targets.

At the Richmond Mountain property, Eurasian re-evaluated previous exploration results, including soil sampling, a CSAMT/NSAMT geophysical survey and drilling that was funded by Eldorado Gold. The project reverted 100% back to Eurasian in 2011. Subsequent to year-end, EMX executed an option agreement with Ashburton to further explore the project. Ashburton is currently planning a trenching and drill program to follow-up on Eldorado’s earlier work.

EMX acquired two new Nevada gold projects, Cruiser Gold and Frasier Creek, and three new Arizona copper projects, Lomitas Negras, Buckhorn Creek and San Manuel through claim staking and application for State Exploration permits. The Cruiser Gold project is a volcanic- and sediment-hosted gold target within a Tertiary caldera margin and consists of 1,763 hectares. The Frasier Creek property covers 1,641 hectares and contains sediment-hosted gold and porphyry copper targets.

The Lomitas Negras, Buckhorn Creek and San Manuel properties are porphyry copper-molybdenum targets located in south-central Arizona. All work on Lomitas Negras is funded by Vale, and subsequent to year-end, EMX applied for 47 additional Arizona State Exploration Permits, totaling 11,600 hectares and completed a 680 line/kilometer ZTEM geophysical survey. At San Manuel, EMX reviewed and evaluated historic data covering the property. Buckhorn Creek is an untested porphyry copper-molybdenum target and was acquired subsequent to year end.

Elsewhere, EMX continued with land acquisition, claim maintenance, and field evaluation of properties in its portfolio. At Silver Bell West, JV partner GeoNovus is evaluating target areas for a geophysical survey and drill testing later in 2012. Golden Predator is evaluating the Mineral Hill property for possible further work.

Other EMX activities included continuation of a generative copper program in the western U.S. and reconnaissance of generative gold exploration targets in northern Nevada. A recent development is the establishment of a regional exploration program and the staking of the Moran Dome property located in Alaska’s Tintina Gold Belt. Mr. David Boyer, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed and verified the above technical disclosure on North America.

KYRGYZ REPUBLIC & CENTRAL ASIA

Eurasian has concentrated its exploration work in the Kyrgyz Republic on the Gezart license, which is located in the Southern Tien Shan mineral belt. The Gezart property hosts multiple styles of gold mineralization that occur over an extensive area aligned along the regional scale, northeast-trending Abshir structural zone. EMX has focused on the granitoid-hosted gold mineralization at the Orgatash and Gezart prospects, but sediment-hosted and skarn styles of gold mineralization provide additional exploration potential. EMX fulfilled its 2011 work commitments, including completion of a ten hole, 2,375 meter diamond drilling campaign, and has applied for a license extension. The Company is carrying on discussions with parties interested in the Gezart property, while evaluating opportunities elsewhere in Central Asia.

Dr. Pavel Reichl, Eur. Geol., a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed and verified the above technical disclosure on the Kyrgyz Republic and Central Asia.

RESULTS OF OPERATIONS

Nine months ended December 31, 2011 compared to the year ended March 31, 2011

The net loss for the year decreased by $560,749 to $9,748,817 (March 31, 2011 - $10,309,566), mainly due to the Company’s change in fiscal year to December 31. The net loss for the year was made up of $3,837,224 (March 31, 2011 - $4,755,768) in net exploration expenditures, $5,632,573 (March 31, 2011 - $5,944,149) in general and administrative expenses, and other expenses totaling $279,020 (March 31, 2011 – other income of $515,074). Some of the factors contributing to the increase in net loss are as follows:

  Net exploration expenditures decreased by $918,544 (December 31, 2011 - $3,837,224; March 31, 2011 - $4,755,768) mainly due to the Company’s change in fiscal year to December 31.

  Salaries and consulting fees increased by $119,747 (December 31, 2011 - $1,385,974; March 31, 2011 - $1,266,227) primarily due to the additional costs incurred on the Company’s strategic business development plans and the addition of senior management personnel during the period.

  Professional fees increased by $357,399 (December 31, 2011 - $852,909; March 31, 2011 - $495,510) and can be attributed to an increase in audit, legal and tax costs mainly due to the due diligence on a proposed acquisition of Bullion Monarch Mining Inc.

  Share-based payments decreased to $2,317,653 (March 31, 2011 - $2,819,284) due to fluctuations in the number of stock options and bonus shares issued and the corresponding fair value at time of issuance. The Company’s share-based payments include the options granted and common shares granted for discretionary bonuses to officers, directors, employees, and consultants as part of the Company’s compensation plan.

  A foreign exchange gain of $100,885 was incurred this period, compared to a loss of $519,792 for the prior year. The strengthening of the Canadian dollar compared to United States dollar was instrumental in this change.

  The Company had a $12,018 loss (March 31, 2011 - gain of $1,132,089) during the nine month period ended December 31, 2011 on the sale of some of its marketable securities. In the prior year, the company benefited from the upturn in market conditions and sold a large portion of its common share holdings in other mineral exploration companies for a gain of over one million dollars. The activity in the trading and investment during the current period was less as the company is very selective in the opportunities it chooses to invest in. The Company acquires the marketable securities, which are classified as held-for-trading investments, as strategic investments or as option payments on properties held by the Company.

  The Company recorded a $177,441 (March 31, 2011 - $57,694) loss on dilution of investment in associated companies in the current year, which consists of the Company’s 49% equity investment in a joint venture of the Sisorta project in Turkey and the Company’s 26.7% equity investment in a private exploration company.

  The Company incurred a $408,872 (March 31, 2011 - $nil) write-off of exploration and evaluation assets associated with the Beyoulk property in Turkey, the Courtland East property, Hardshell Skarn property and Park-Sayler property in U.S.A. as management determined that there was a little prospect of further work on these properties being carried out by the Company or its joint venture partners.

Three month period ended December 31, 2011 compared to the three month period ended December 31, 2010

The net loss for the period increased by $956,229 (December 31, 2011 - $3,266,452; December 31, 2010 -$2,310,223). The loss for the three months ended December 31, 2011 was made up of $838,806 (December 31, 2010 - $1,576,183) in net exploration expenditures, $1,892,814 in general and administrative expenses, and other expenses totaling $534,832. Some of the factors contributing to the increase in net loss are as follows:

  The Company wrote off $408,872 of capitalized acquisition costs for exploration and evaluation assets during the three months ended December 31, 2011.

  Stock based compensation increased by $103,675 to $458,091 due to stock options being granted to two employees in the current quarter. Additionally, the expense associated with the accrual for future bonus share issuances was incurred this quarter.

  Professional fees increased by $401,554 to $535,170 due to increased legal costs associated with the due diligence on a proposed acquisition of Bullion Monarch Mining Inc.

  The foreign exchange loss of $185,731, compared to loss of $181,352 during the prior comparative quarter, results mainly from the conversion of US monetary item balances to Canadian dollars for reporting purposes. The Company held a less U.S. monetary items (December 31, 2011 – USD 2,917,288; December 31, 2010 – USD 7,593,529) compared to the prior year’s quarter and benefited from a relatively strong Canadian dollar.

  Interest income of $97,559 comprises interest on cash held with banking institutions, and is higher than $25,502 of interest income for the comparative quarter due to a higher treasury.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital position at December 31, 2011 was $40,742,549 (March 31, 2011 - $48,076,222). The decrease in working capital of $7,333,673 (March 31, 2011 - increase of $34,483,528) was due primarily to net exploration expenditures and general and administrative expenses offset by interest income and cash received on issuance of common shares on exercise of stock options. In the prior year, the significant increase in working capital was due primarily to cash received from three private placements, a gain on disposition of investments and cash received on issuance of common shares on exercise of stock options. In Management’s opinion, the Company currently has sufficient working capital to fund its proposed exploration programs and administrative expenditures through and beyond the next twelve months. Presently, the Company has no revenues and obtains its cash requirements through the issuance of shares, its joint venture partners, attracting additional joint venture partners and the sale of available investments and marketable securities in order to finance further property acquisitions and to explore and develop its mineral properties.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

ANNUAL FINANCIAL INFORMATION

The following should be read in conjunction with the Company’s audited consolidated financial statements.

As at	December 31, 2011	March 31, 2011	March 31, 2010	(1)

Financial positions
Working capital	$40,742,549	$48,076,222	$13,592,694
Exploration and evaluation assets (net)	6,086,396	6,253,850	10,109,487
Total assets	52,030,105	57,198,191	22,419,211
Share capital	77,122,016	75,058,770	31,984,129
Deficit	(35,097,315)	(25,348,498)	(15,038,932)

	Nine month
	period ended	Year ended	Year ended
	December 31, 2011	March 31, 2011	March 31, 2010(1)

Financial results
Exploration expenditures (net)	$3,837,224	$4,755,768	$2,595,040
Net loss	(9,748,817)	(10,309,566)	(4,710,114)
Net loss per share - basic and diluted	(0.19)	(0.26)	(0.16)

QUARTERLY INFORMATION

Fiscal quarter ended	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011

Exploration expenditures	$2,841,775	$2,736,112	$2,858,256	$3,189,698
Exploration recoveries	(2,002,969)	(1,113,336)	(1,482,614)	(1,469,725)
Share-based payments	458,091	1,668,471	191,091	601,867
Net loss for the period	(3,266,452)	(4,257,189)	(2,225,176)	(3,817,547)
Basic and diluted net loss per share	(0.06)	(0.08)	(0.04)	(0.08)

Fiscal quarter ended	December 31, 2010	September 30, 2010	June 30, 2010	March 31, 2010(1)

Exploration expenditures	$3,054,611	$2,544,253	$2,152,620	$1,430,990
Exploration recoveries	(1,478,428)	(2,062,189)	(1,175,072)	(952,897)
Share-based payments	354,416	571,103	1,291,898	172,599
Net loss for the period	(2,310,223)	(1,706,861)	(2,474,935)	(460,735)
Basic and diluted net loss per share	(0.06)	(0.05)	(0.07)	(0.01)

(1) The figures presented for the financial position as at March 31, 2010 and the year and quarter ended March 31, 2010 were prepared in accordance with Canadian GAAP and are not required to be restated to be in accordance with IFRS.

Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses, specifically share based payments and property write-offs.

RELATED PARTY TRANSACTIONS AND MANAGEMENT COMPENSATION

During the nine month period ended December 31, 2011 and the year ended March 31, 2011, the following related party transactions were incurred, which were in the normal course of operations and were measured at the exchange amounts established and agreed to by the related parties.

		Share-based
For the nine month period ended December 31, 2011	Salary or Fees	Payments	Total
David M. Cole President and Chief Executive Officer	$259,796	$590,367	$850,163
M. Stephen Enders Executive Chairman	148,455	331,716	480,171
Michael Winn * Director	18,000	175,469	193,469
Brian Bayley Director	18,000	74,241	92,241
George Lim Director	18,000	74,241	92,241
Brian Levet Director	18,000	-	18,000
Christina Cepeliauskas * Chief Financial Officer	-	133,875	133,875
Valerie Barlow * Corporate Secretary	-	50,173	50,173
Seabord Services Corp. *	319,800	-	319,800
Total	$800,051	$1,430,082	$2,230,133

		Share-based
For the year ended March 31, 2011	Salary or Fees	Payments	Total
David M. Cole President and Chief Executive Officer	$481,607	$186,000	$667,607
M. Stephen Enders Executive Chairman	101,701	-	101,701
Michael Winn * Director	24,000	-	24,000
Brian Bayley Director	24,000	-	24,000
George Lim Director	24,000	-	24,000
Seabord Services Corp. *	372,868	-	372,868
Total	$1,028,176	$186,000	$1,214,176

* Seabord Services Corp. (“Seabord”) is a management services company controlled by Michael Winn, a director of the Company. Seabord provides a chief financial officer, a corporate secretary, accounting and administration staff, and office space to the Company. Christina Cepeliauskas, the chief financial officer, and Valerie Barlow, the corporate secretary, are employees of Seabord and are not paid directly by the Company.

As at December 31, 2011, a total of $33,289 (March 31, 2011 – $24,158) was included in accounts payable and accrued liabilities which was due to related parties. These balances are non-interest bearing and are due on demand. Due to related parties consists of amounts owed to directors and officers and owed to companies which have at least one director in common with Eurasian.

ACCOUNTING POLICIES

The Company’s consolidated financial statements were prepared in accordance with Canadian GAAP until March 31, 2011. The Company adopted IFRS effective April 1, 2011, with its transition date of April 1, 2010. The impacts of transition to IFRS from Canadian GAAP and the significant accounting policies under IFRS are detailed in notes 2 and 22 to the consolidated financial statements for the nine month period ended December 31, 2011. Of these accounting policies, the Company considers the following policy to be the most critical to the readers’ full understanding and evaluation of the Company’s reported financial results.

Deferred income tax

Under Canadian GAAP, the Company recognized a future income tax liability upon the acquisition of an asset in a transaction, which was not a business combination. Under IFRS, IAS 12 - Income Taxes (“IAS 12”) does not permit a deferred tax liability to be recognized upon the recognition of an asset in a transaction which is not a business combination. To conform to IFRS, the Company reversed these previously recorded liabilities and their related future income tax recoveries resulting from an increase in the asset tax basis from expenditures incurred as follows:

  Reversal of $3,269,031 from exploration and evaluation assets from the acquisition of Bronco Creek Exploration Inc. (“BCE”) during the year ended March 31, 2010. Reversal of the related deferred tax liability of $3,131,547, and the reversal of the difference being $137,484 which relates to the income tax recovery that resulted from an increase in the asset tax basis from expenditures incurred during the year.

  Reversal of the related income tax recovery of $19,243 recorded during the three months ended June 30, 2010 related to the recovery of the deferred tax liability recorded on the BCE acquisition.

  Reversal of $170,949 from exploration and evaluation assets which was the result of the recognition of a deferred tax liability from the acquisition of Viad Royalties AB (“Viad” during the year ended March 31, 2011 and the reversal of the related deferred tax liability of $170,949 during the year.
  Reversal of the related income tax recovery of $577,846 recorded during the remaining nine months for the year ended March 31, 2011 related to the recovery of the deferred tax liability recorded on the BCE and Viad acquisitions.

The net effects of adopting IAS 12 for the Company are $nil balances on deferred income tax liability as at April 1, 2010 (transition date) and March 31, 2011, whereas, under Canadian GAAP, they are $3,131,547 and $2,534,458 respectively.

	March 31, 2011		April 1, 2010
	IFRS	Canadian GAAP	IFRS	Canadian GAAP

Exploration and evaluation assets	$6,253,850 $	9,693,830	$6,840,456 $	10,109,487
Deferred income tax liability	-	2,534,458	-	3,131,547
Deficit	25,348,498	24,442,976	15,038,932	14,904,448

Presentation differences

Some line items on the consolidated financial statements are described differently under IFRS compared to Canadian GAAP as follows:

  Exploration and evaluation assets (mineral properties under Canadian GAAP);
  Share based payments reserve (contributed surplus under Canadian GAAP); and,
  Share based payments (stock based compensation under Canadian GAAP).

RISKS AND UNCERTAINTIES

Mineral Property Exploration Risks

Mineral exploration involves a high degree of risk. Few properties that are explored ultimately become producing mines. At present, none of the Company’s properties has a known commercial ore deposit. The main operating risks include ensuring ownership of and access to mineral properties by confirmation that option agreements, claims and leases are in good standing, retaining competent personnel to plan and carry out exploration and analyze the results from that exploration and obtaining permits for drilling and other exploration activities.

Eurasian is currently earning an interest in some of its properties through option agreements and acquisition of title to the properties is only completed when the option conditions have been met. These conditions generally include making property payments, incurring exploration expenditures on the properties and can include the satisfactory completion of pre-feasibility studies. If the Company does not satisfactorily complete these option conditions in the time frame laid out in the option agreements, the Company’s title to the related property will not vest and the Company will have to write-off the previously capitalized costs related to that property.

Foreign Country and Political Risks

The Company operates in countries with varied political and economic environments, including countries such as Haiti and the Kyrgyz Republic that are traditionally considered to present higher levels of risk. As such, it is subject to certain risks, including currency fluctuations and possible political or economic instability which may result in the impairment or loss of mineral concessions or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mineral exploration and mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, expropriation of property, environmental legislation and mine and site safety.

Notwithstanding any progress in restructuring political institutions or economic conditions, the present administration, or successor governments, of some countries in which Eurasian operates may not be able to sustain any progress. If any negative changes occur in the political or economic environment of these countries, it may have an adverse effect on the Company’s operations in those countries. The Company does not carry political risk insurance.

Financing and Share Price Fluctuation Risks

Eurasian has limited financial resources, no source of operating cash flow (other than interest on its cash deposits) and no assurance that additional funding will be available to it for further exploration and development of its projects. Further exploration and development of one or more of the Company’s projects may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain this financing could result in delay or indefinite postponement of further exploration and development of its projects which could result in the loss of one or more of its properties.

The securities markets can experience a high degree of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies such as Eurasian, may experience wide fluctuations in share prices which will not necessarily be related to their operating performance, underlying asset values or prospects. There can be no assurance that these kinds of share price fluctuations will not occur in the future, and if they do occur, how severe the impact may be on Eurasian’s ability to raise additional funds through equity issues.

Competition

The Company competes with many companies and individuals that have substantially greater financial and technical resources than the Company for the acquisition and development of projects as well as for the recruitment and retention of qualified employees.

Return on Investment Risk

Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in Eurasian’s securities other than possible capital gains.

Pending Acquisition of Bullion

The proposed acquisition of Bullion, whether or not consummated, may result in a diversion of management’s attention from day-to-day operations, a loss of key personnel and a disruption of EMX’s operations. The proposed transaction may also affect EMX’s relationships with third parties, including its joint venture partners. The merger agreement imposes certain restrictions on the conduct of EMX’s business outside of the ordinary course prior to the closing of the transaction or the termination of the merger agreement, which may also adversely affect the Company’s ability to manage its operations effectively in light of changes in economic or market conditions or to execute its business strategy and meet its financial goals. Any delay in the consummation of the proposed transaction could exacerbate the impact of the risks associated with the proposed transaction, if they were to occur.

The proposed transaction is subject to customary closing conditions, including, among others, adoption of the merger agreement by the Bullion shareholders, regulatory and stock exchange approvals, absence of any law or order prohibiting the transaction, effectiveness of the registration statement for the EMX Common Shares to be issued in the merger and the listing of such shares on the TSX-V and NYSE Amex, accuracy of certain representations and warranties and material compliance with covenants, and absence of any material adverse change with respect to the business and affairs of EMX or Bullion. The merger agreement contains certain termination rights for both the Company and Bullion and provides that, upon termination of the merger agreement under specified circumstances, either the Company or Bullion may be required to pay the other party a termination fee of US$1 million or US$4 million, respectively, or pay certain of the other party’s transaction expenses.

EMX cannot predict whether or when the closing conditions for the proposed transaction set forth in the merger agreement will be satisfied or whether the proposed transaction will be completed. If the closing conditions are not satisfied or waived pursuant to the merger agreement or the contemplated schedule, or if consummation of the transaction is delayed, enjoined or not completed for any other reason, the market price of the Common Shares may decline. In addition, if the proposed transaction does not occur, EMX may nonetheless remain liable for significant transaction expenses.

No Assurance of Titles or Borders

The acquisition of the right to exploit mineral properties is a very detailed and time consuming process. There can be no guarantee that the Company has acquired title to any such surface or mineral rights or that such rights will be obtained in the future. To the extent they are obtained, titles to the Company’s surface or mineral properties may be challenged or impugned and title insurance is generally not available. The Company’s surface or mineral properties may be subject to prior unregistered agreements, transfers or claims and title may be affected by, among other things, undetected defects. Such third party claims could have a material adverse impact on the Company’s operations.

Currency Risks

The Company’s equity financings are sourced in Canadian dollars but much of its expenditures are in local currencies or United States dollars. At this time, there are no currency hedges in place, and therefore, a weakening of the Canadian dollar against the United States dollar could have an adverse impact on the amount of exploration conducted.

Joint Venture Funding Risk

Eurasian’s strategy is to seek partners through joint ventures to fund exploration and project development. The main risk of this strategy is that funding partners may not be able to raise sufficient capital in order to satisfy exploration and other expenditure terms in a particular joint venture agreement. As a result, exploration and development of one or more of the Company’s property interests may be delayed depending on whether Eurasian can find another partner or has enough capital resources to fund the exploration and development on its own.

Insured and Uninsured Risks

In the course of exploration, development and production of mineral properties, the Company is subject to a number of risks and hazards in general, including adverse environmental conditions, operational accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, and earthquakes. Such occurrences could result in the damage to the Company’s property or facilities and equipment, personal injury or death, environmental damage to properties of the Company or others, delays, monetary losses and possible legal liability.

Although the Company may maintain insurance to protect against certain risks in such amounts as it considers reasonable, its insurance may not cover all the potential risks associated with its operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums or for other reasons. Should such liabilities arise, they could reduce or eliminate future profitability and result in increased costs, have a material adverse effect on the Company’s results and a decline in the value of the securities of the Company.

Some work is carried out through independent consultants and the Company requires all consultants to carry their own insurance to cover any potential liabilities as a result of their work on a project.

Environmental Risks and Hazards

The activities of the Company are subject to environmental regulations issued and enforced by government agencies. Environmental legislation is evolving in a manner that will require stricter standards and enforcement and involve increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in environmental regulation, if any, will not adversely affect Eurasian’s operations. Environmental hazards may exist on properties in which the Company holds interests which are unknown to the Company at present.

Fluctuating Metal Prices

Factors beyond the control of the Company have a direct effect on global metal prices, which have fluctuated widely, particularly in recent years, and there is no assurance that a profitable market will exist for a production decision to be made or for the ultimate sale of the metals even if commercial quantities of precious and other metals are discovered on any of Eurasian’s properties. Consequently, the economic viability of any of the Company’s exploration projects and its ability to finance the development of its projects cannot be accurately predicted and may be adversely affected by fluctuations in metal prices.

Extensive Governmental Regulation and Permitting Requirements Risks

Exploration, development and mining of minerals are subject to extensive laws and regulations at various governmental levels governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. In addition, the current and future operations of Eurasian, from exploration through development activities and production, require permits, licences and approvals from some of these governmental authorities. Eurasian has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on Eurasian, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring Eurasian’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Eurasian may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on Eurasian and its business and could result in Eurasian not meeting its business objectives.

Key Personnel Risk

Eurasian’s success is dependent upon the performance of key personnel working in management and administrative capacities or as consultants, The loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

Conflicts of Interest

In accordance with the laws of British Columbia, the directors and officers of a corporation are required to act honestly, in good faith and in the best interests of the corporation. Eurasian’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which EMX may participate, such directors and officers may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If such a conflict of interest arises at a meeting of the Company’s directors, a director with such a conflict will abstain from voting for or against the approval of such participation or such terms.

OUTSTANDING SHARE DATA

At April 26, 2012 the Company had 53,116,200 common shares issued and outstanding. There were also 4,043,867 stock options outstanding with expiry dates ranging from May 10, 2012 to March 13, 2017, and 12,395,288 warrants outstanding with expiry dates ranging from March 1, 2013 to November 12, 2015.